Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☑ **Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

OR

☐ **Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

Commission file number 1-6003

Federal Signal Corporation Retirement Savings Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

INDEX TO FORM 11-K

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2007 and 2006

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Chicago, Illinois
June 26, 2008

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS		
Investments, at fair value:		
Vanguard Wellington Fund	$ 24,080,650	$ 24,586,551
Vanguard Explorer Fund	12,569,637	14,043,999
Vanguard 500 Index Fund	42,157,012	43,586,520
Vanguard PRIMECAP Fund	48,916,290	47,546,375
Vanguard Retirement Savings Trust	56,275,220	56,961,986
Federal Signal Corporation common stock	23,734,740	29,416,425
Vanguard International Growth Fund	11,646,205	7,701,369
Vanguard Total Bond Market Index Fund	7,074,780	5,742,549
American Century Growth Fund	-	222,267
Vanguard Small-Cap Value Index Fund	2,117,871	3,011,406
Vanguard Windsor II Fund	4,068,929	2,902,673
Vanguard Target Retirement 2005 Fund	233,663	-
Vanguard Target Retirement 2010 Fund	1,090,486	-
Vanguard Target Retirement 2015 Fund	3,905,934	-
Vanguard Target Retirement 2020 Fund	1,644,868	-
Vanguard Target Retirement 2025 Fund	1,389,273	-
Vanguard Target Retirement 2030 Fund	860,940	-
Vanguard Target Retirement 2035 Fund	636,540	-
Vanguard Target Retirement 2040 Fund	422,284	-
Vanguard Target Retirement 2045 Fund	475,763	-
Vanguard Target Retirement 2050 Fund	123,154	-
Vanguard Target Retirement Income	280,490	-
	243,704,729	235,722,120
Participants' loans receivable	6,378,969	6,240,087
	250,083,698	241,962,207
Receivables:		
Employer contributions	402,906	4,713,136
Participants' contributions	-	419,626
	402,906	5,132,762
Net assets reflecting all investments at fair value	250,486,604	247,094,969
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(425,804)	548,125
NET ASSETS AVAILABLE FOR BENEFITS	$ 250,060,800	$ 247,643,094

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS (REDUCTIONS)		
Additions (reductions) to net assets attributable to:		
Net appreciation in fair value of mutual funds	$ 3,355,806	$ 10,383,673
Net appreciation (depreciation) in fair value of common stock	(8,612,068)	1,862,855
Transfer of assets from plan mergers	81,583	-
Interest and dividends	12,317,026	11,054,766
	7,142,347	23,301,294
Contributions:		
Employer	9,896,819	5,510,678
Participants	15,473,375	12,931,360
	25,370,194	18,442,038
TOTAL ADDITIONS	32,512,541	41,743,332
DEDUCTIONS		
Deductions from net assets attributable to:		
Benefits paid to participants	(29,996,367)	(24,337,249)
Administrative expenses	(98,468)	(91,423)
TOTAL DEDUCTIONS	(30,094,835)	(24,428,672)
NET INCREASE	2,417,706	17,314,660
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	247,643,094	230,328,434
End of year	$ 250,060,800	$ 247,643,094

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Description of plan

The following description of the Federal Signal Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

General - The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the "Company"). Effective January 1, 2007, employees are immediately eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan following 90 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the "Prototype Plan"). The Plan is sponsored by the Company.

Plan amendment - Effective January 1, 2007, the Plan was amended to change the name of the Plan (to the Federal Signal Corporation Retirement Savings Plan) and to reflect, for employees located at certain divisions and subsidiaries of the Company, a new points-weighted Company contribution with a three-year cliff vesting schedule, uniform matching contribution formula, certain transition contributions, automatic enrollment, immediate eligibility, and other related changes to the Plan.

Effective January 1, 2006, the Plan was amended to clarify the benefits provided prior to 2007 to certain groups of Plan participants described in exhibits to the Plan, to update the Plan for Internal Revenue Service ("IRS") regulations applicable in 2006, to incorporate a limitation on timing of benefits claim litigation by participants under the Plan, to coordinate the enumeration of duties of the Benefits Planning Committee with the Charter for the Committee adopted by the Company effective December 12, 2005, and to reflect such other updates and clarifications as deemed necessary and advisable by the Benefits Planning Committee.

Contributions - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan at 2% of pretax annual compensation, unless the employee's participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts to the Plan representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service. As of December 31, 2006, the discretionary amount based on eligible employee compensation and/or hours/months worked ceased. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan.

The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

(1) **Description of plan (continued)**

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and is charged with an allocation of investment management fees and administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service, except for the participants from the Emergency One and Victor Products divisions, whose Company discretionary contributions made prior to January 1, 2007, were 100% vested. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

Investment options - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") or into an investment fund consisting primarily of the Company's common stock and some cash. Participants may change their investment by contacting Vanguard. Effective January 1, 2007, Company contributions are invested according to the employees' election. Company contributions for a participant who is governed by a collective bargaining agreement are invested in Company stock. Participants have the option of transferring balances from Company stock to other investment choices without restriction.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

Forfeited accounts - As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $125,306 and $57,184, respectively. These accounts are used to reduce future employer contributions and/or to pay plan expenses. During the years ended December 31, 2007 and 2006, employer contributions were reduced by $34,295 and $39,554, respectively, from forfeited nonvested accounts.

(2) **Summary of significant accounting policies**

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

New accounting pronouncements - In 2005, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* to be effective in 2006.

This new pronouncement states investment contracts held by defined-contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since they represent the amount at which participants can execute transactions in the Plan. In order to reflect fully benefit-responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the statements of net assets available for benefits.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company's common stock are based on the December 31, 2007 and 2006, closing prices. Participants' loans receivable are stated at cost, which approximates fair value.

Concentration of credit risk - The Plan provides for various investment fund options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Accounting method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Payment of benefits - Benefits are recorded when paid.

Fees - Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

(3) Investments

The following table presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006:

	2007	2006
Vanguard Wellington Fund	$ 24,080,650	$ 24,586,551
Vanguard Explorer Fund	12,569,637	14,043,999
Vanguard 500 Index Fund	42,157,012	43,586,520
Vanguard PRIMECAP Fund	48,916,290	47,546,375
Vanguard Retirement Savings Trust	56,275,220	56,961,986
Federal Signal Corporation common stock	23,734,740	29,416,425

(4) Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $41,035 and $35,000 were paid during the years ended December 31, 2007 and 2006, respectively, by the Company.

Certain plan investments are shares of mutual funds managed by the trustee/custodian of the Plan. Fees paid by the Plan for the investment management and record-keeping services amounted to $90,697 and $86,834 for the years ended December 31, 2007 and 2006, respectively.

(5) Tax status

The IRS issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued favorable determination letters dated July 31, 1996, and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

(6) Sale of subsidiaries and subsidiary closing

In January 2007, the Company sold Manchester Tool Company ("MTC"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by MTC as of the January 31, 2007, sale date were fully vested in the Company contributions, (b) the Company contributions were made through January 31, 2007, and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2007.

(6) Sale of subsidiaries and subsidiary closing (continued)

In January 2007, the Company sold On Time Machining ("OTM"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by OTM as of the January 31, 2007, sale date were fully vested in the Company contributions, (b) the Company contributions were made through January 31, 2007, and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2007.

In January 2007, the Company sold ClappDico Corporation ("Clapp"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by Clapp as of the January 31, 2007, sale date were fully vested in the Company contributions, (b) the Company contributions were made through January 31, 2007, and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2007.

(7) Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(8) Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:

	December 31,	
	2007	2006
Net assets available for benefits per the financial statements	$ 250,060,800	$ 247,643,094
Adjustment for fully benefit-responsive investment contract	425,804	(548,125)
Net assets available for benefits per Schedule H of the Form 5500	$ 250,486,604	$ 247,094,969

The following is a reconciliation of interest/dividends per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:

	December 31,	
	2007	2006
Interest and dividends per the financial statements	$ 12,317,026	$ 11,054,766
Adjustment for fully benefit-responsive investment contract	425,804	(548,125)
Total interest and dividends per Schedule H of the Form 5500	$ 12,742,830	$ 10,506,641

(9) Subsequent events

PIPS Technology, Inc. ("PIPS"), a wholly owned subsidiary of Federal Signal Corporation acquired on August 8, 2007, maintains the PIPS Technology, Inc. 401(k) Plan. Effective January 1, 2008, the employees of PIPS began participating in the Plan. On March 1, 2008, the PIPS plan was merged into the Plan. On April 4, 2008, the assets of the PIPS plan were transferred into the Plan's trust. On the date of the transfer, the net assets of the PIPS plan were valued at $141,564.

In April 2008, the Company sold Dayton Progress Corporation ("Dayton") and PCS Company ("PCS), wholly owned subsidiaries of the Company. In connection with the sales, participants who were employed by Dayton and PCS as of the April 21, 2008, sale date were fully vested in the Company contributions. Although Dayton and PCS ceased to be members of the controlled group of corporations including Federal Signal Corporation as of April 21, 2008, they will remain a Related Employer under the Plan. With respect to Dayton and PCS, the Plan shall be maintained as a multiple employer plan.

SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

EIN: 36-1063330
Plan Number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Vanguard Wellington Fund	Registered investment company	(1)	$ 24,080,650
*	Vanguard Explorer Fund	Registered investment company	(1)	12,569,637
*	Vanguard 500 Index Fund	Registered investment company	(1)	42,157,012
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	48,916,290
*	Vanguard Retirement Savings Trust	Common/Collective trust	(1)	56,275,220
*	Federal Signal Corporation	Common stock	(1)	23,734,740
*	Vanguard International Growth Fund	Registered investment company	(1)	11,646,205
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	7,074,780
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	2,117,871
*	Vanguard Windsor II Fund	Registered investment company	(1)	4,068,929
*	Vanguard Target Retirement 2005 Fund	Registered investment company	(1)	233,663
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,090,486
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	3,905,934
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	1,644,868

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	$ 1,389,273
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	860,940
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	636,540
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	422,284
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	475,763
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	123,154
*	Vanguard Target Retirement Income	Registered investment company	(1)	280,490
*	Participants' loans receivable	Interest at rates from 5.0% to 10.5%	-	6,378,969
				$250,083,698

* Party-in-interest as defined by ERISA

(1) Cost information is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2008

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

By: ______________________
Paul Brown
Vice President and Controller
Benefits Administration Committee

By: ______________________
Jennifer L. Sherman
Sr. Vice President and Corporate Counsel
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Auditors

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

FEDERAL SIGNAL CORPORATION

We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedule of the Federal Signal Corporation Retirement Savings Plan included in the Annual Report (Form 11-K) for the years ended December 31, 2007 and 2006.

Mayer Hoffman McCann P.C.

Chicago, Illinois
June 26, 2008

END